APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Pivovar West Brewing Company LLC

ASSETS		Previous (Dec 2020)		Current (April 2021)
CURRENT ASSETS				
Cash	$	73.11	$	336.10
Accounts Receivable	$	-	$	-
Inventory	$	-	$	-
Prepaid Expenses	$	-	$	-
Short-Term Investments	$	-	$	-
TOTAL CURRENT ASSETS	$	73.11	$	336.10
FIXED (LONG TERM) ASSETS				
Long-Term Investments	$	-	$	-
Property / Equipment	$	-	$	-
(Less Accumulated Depreciation) *insert negative amo*	$	-	$	-
Intangible Assets	$	30.97	$	50.96
TOTAL FIXED ASSETS	$	30.97	$	50.96
OTHER ASSETS				
Deferred Income Tax	$	-	$	-
Other	$	-	$	-
TOTAL OTHER ASSETS	$	-	$	-
TOTAL ASSETS	$	104.08	$	387.06

LIABILITIES AND OWNER'S EQUITY		Previous (Dec 2020)		Current (April 2021)
CURRENT LIABILITIES				
Accounts Payable	$	-	$	-
Short-Term Loans	$	-	$	-
Income Taxes Payable	$	-	$	-
Accrued Salaries and Wages	$	-	$	-
Unearned Revenue	$	-	$	-
Current Portion of Long-Term Debt	$	-	$	-
TOTAL CURRENT LIABILITIES	$	-	$	-
LONG TERM LIABILITIES				
Long-Term Debt			$	-
Deferred Income Tax	$	-	$	-
Other	$	-	$	-
TOTAL LONG-TERM LIABILITIES	$	-	$	-
OWNER'S EQUITY				
Owner's Investment	$	460.00	$	710.00
Retained Earnings	$	-	$	-
Other	$	-	$	-
TOTAL OWNER'S EQUITY	$	460.00	$	710.00
TOTAL LIABILITIES AND OWNER'S EQUITY	$	460.00	$	710.00

COMMON FINANCIAL RATIO	Previous (Dec 2020)	Current (April 2021)
Debt Ratio Total Liabilities / Total Assets	0.00	0.00
Current Ratio Current Assets / Current Liabilities		
Working Capital Current Assets - Current Liabilities	$ 73.11	$ 336.10
Assets-to-Equity Ratio Total Assets / Owner's Equity	0.23	0.55
Debt-to-Equity Ratio Total Liabilities / Owner's Equity	0.00	0.00

I, Nyle Molina, certify that:

1. The financial statements of PIVOVAR WEST BREWING COMPANY LLC included in this Form are true and complete in all material respects; and
2. The tax return information of PIVOVAR WEST BREWING COMPANY LLC has not been included in this Form as PIVOVAR WEST BREWING COMPANY LLC was formed on 01/28/2020 and has not filed a tax return to date.

Signature   *Nyle Molina*

Name: Nyle Molina

Title: President